

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2017

William Dumo Mejia
President and Principal Executive Officer
MWF Global Inc.
Baccuit Sur, Bauang,
La Union, Philippines

> **Re: MWF Global Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 20, 2017**
> **File No. 333-219419**

Dear Mr. Mejia:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Dilution, page 16

1. We have read your response to comment 1. Please address the following:

    - Tell us how you arrived at the post-offering net tangible book value per share under the all shares sold tables (i.e. the existing stockholders and purchasers tables). Based on the net tangible assets of $82,270 and 9 million shares outstanding post-offering, it appears the post offering net tangible book value would be .0091 per share.

    - Explain to us how you arrived at the .0092 increase in net tangible book value per share attributable to cash payments made by purchasers of shares offered for new investors under the all shares sold tables or revise if not correct. In this regard, we note the pre offering net tangible book value per share is (.0012) and the post offering book value per share is .0091. Therefore, the increase in net tangible book value per share attributable to the new investors is not .0092.

- Show us how you calculated the dilution per share to existing shareholders under the all shares sold table or revise if not correct.

- Explain to us how you arrived at the increase in net tangible book value per share attributable to cash payments made by purchasers of shares offered for new investors under the 75%, 50%, and 25% of shares sold tables, or revise if not correct.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products